United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 2, 2010
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 2, 2010, we received notice from Elm Road Services, LLC ("ERS") that, effective February 2, 2010, Bechtel Power Corporation ("Bechtel") had completed final performance testing of Elm Road Unit 1, the first of two 615-megawatt coal-fired generating units being constructed in Oak Creek, Wisconsin. That unit was placed into commercial operation on February 2, 2010. ERS has informed us that Bechtel is currently targeting turnover of the second generating unit in the fall of 2010.

MGE Energy owns, through its subsidiary, MGE Power Elm Road, LLC, an 8.33% interest in each of the Elm Road Units, which it has leased to Madison Gas and Electric Company pursuant to separate facility lease agreements. These leases were authorized by order of the Public Service Commission of Wisconsin in accordance with applicable provisions of Wisconsin law that authorized financing of new generation through facility leases. The base term of the Elm Road Unit 1 facility lease agreement commenced with the commercial operation of that Unit on February 2, 2010. See Note 6 of Notes to Consolidated Financial Statements in our quarterly report on Form 10-Q for the quarter ended September 30, 2009, for additional information regarding the Elm Road Units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: February 3, 2010   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer